SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)

                          MS Eastern Europe Fund Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    616988101
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 616988101                   13G                    Page 2  of 8 Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley
       IRS  #  39-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             36,000
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       190,791
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       190,791
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.2522%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616988101                13G                    Page 3  of  8  Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley & Co. International Limited
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized under the Laws of England.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       134,791
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       134,791
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       3.7106%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       BD, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616988101                   13G                   Page 4  of  8 Pages


Item 1.     (a)   Name of Issuer:
                  MS EASTERN EUROPE FUND INC.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  1221 Avenue of the Americas
                  New York, New York 10020
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) Morgan Stanley & Co. International Limited
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  (a) 1585 Broadway
                      New  York, New York 10036

                  (b) 25 Cabot Square
                      Canary Wharf
                      London E14 4QA
                      England
                  --------------------------------------------------------------
            (c)   Citizenship:
                  Incorporated  by  reference  to  Item  4  of  the
                  cover page  pertaining  to  each  reporting  person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  616988101
                  --------------------------------------------------------------

Item 3.     (a)     Morgan Stanley is a parent holding company.

            (b) Morgan Stanley & Co. International Limited is a Broker-Dealer doing business under the laws of the United Kingdom. Morgan Stanley & Co. International Ltd. is filing this statement pursuant to Rules 13d-1(b) and 13d-2(b), relying on such rules and using Schedule 13G in accordance with no-action assurances from the Division of Corporate Finance, Office of Tender Offers.

CUSIP No. 616988101                  13-G                   Page 5  of  8 Pages


Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            (a) As of the date hereof, Morgan Stanley & Co. International Limited has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Accounts managed on a discretionary basis by Morgan Stanley, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 616988101                  13-G                   Page 6  of 8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       February 13, 2003


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard /Vice President Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY

Date:       February 13, 2003


Signature : /s/ Dennine Bullard
            --------------------------------------------------------------------

Name/Title  Dennine Bullard /Vice President Morgan Stanley & Co. Incorporated
            --------------------------------------------------------------------
            Morgan Stanley & Co. International Limited


                       INDEX TO EXHIBITS                           PAGE
                       -----------------                           ----

EXHIBIT 1       Agreement to Make a Joint Filing                      7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard   8
                to Sign on behalf of Morgan Stanley



* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              EX-9.2
                              JOINT FILING AGREEMENT


 CUSIP No. 616988101                  13-G                   Page 7  of  8 Pages


                                EXHIBIT 1 TO SCHEDULE 13G
               ---------------------------------------------------


                                  FEBRUARY 13, 2003
               ---------------------------------------------------


              Morgan Stanley and Morgan Stanley & Co. International Limited

              hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


            MORGAN STANLEY

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard / Vice President Morgan Stanley & Co. Incorporated


            MORGAN STANLEY & CO. INTERNATIONAL LIMITED

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard / Morgan Stanley & Co. Incorporated

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                              EX-99.1
                              SECRETARY'S CERTIFICATE

 CUSIP No. 616988101                                        Page 8  of 8 Pages

                                  EXHIBIT 2

                               MORGAN STANLEY

                           SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the
         "Corporation"), certify as follows:


             (1) Donald G. Kempf, Jr. is the duly elected Executive Vice
                 President, Chief Legal Officer and Secretary of the
                 Corporation;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25,1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Donald G. Kempf signed a Delegation of Authority as of
                 February 23, 2000, which authorized Dennine Bullard to sign reports to be filed under Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and efect as of this date.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 5th day of February, 2003.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary